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                                                    This filing is made pursuant
                                                         to Rule 424(b)(3) under
PROSPECTUS SUPPLEMENT                                      the Securities Act of
DATED SEPTEMBER 28, 2001                                 1933 in connection with
(TO PROSPECTUS DATED AUGUST 8, 2001)                  Registration No. 333-45628


                                DIGITAL LAVA INC.
                        2,625,000 SHARES OF COMMON STOCK

                         -------------------------------

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        THIS IS NOT A PROXY OR A SOLICITATION OF A PROXY. SOLICITATIONS OF PROXIES WILL BE MADE ONLY PURSUANT TO OUR PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

                         -------------------------------

PLAN OF LIQUIDATION AND DISSOLUTION

        On September 17, 2001, our Board of Directors adopted a Plan of Liquidation and Dissolution (the "Plan"), subject to stockholder approval. The Plan of Liquidation provides for the complete liquidation, winding up and dissolution of Digital Lava. If the Plan of Liquidation is approved, we will sell all of our assets, satisfy our obligations and make liquidating distributions to our stockholders of our net available assets. We have filed a proxy with the Securities and Exchange Commission relating to a special meeting of our stockholders to obtain such approval, as well as approval of the terms of the Asset Purchase Agreement providing for the sale of substantially all of our assets (the "Asset Sale") to Interactive Video Technologies, Inc. ("IVT").

        After the requisite stockholder approval of the Plan is received, we will not engage in any business activities except those related to winding up our business and affairs, selling and liquidating our properties and assets, paying our creditors, and making distributions to stockholders, in accordance with the Plan. Following approval of the Plan by the stockholders, we will also file a Certificate of Dissolution with the State of Delaware dissolving Digital Lava. Pursuant to Delaware law, Digital Lava will continue to exist for three years after the dissolution becomes effective or for such longer period as the Delaware Court of Chancery shall direct, for the purpose of prosecuting and defending suits by or against us, enabling us to settle and close our business in an orderly manner, to dispose of and convey our property, to discharge our liabilities and to distribute to our stockholders any remaining assets, but not for the purpose of continuing the business for which we were organized.

        In connection with our dissolution, we are required to pay or provide for payment of all of our liabilities and obligations prior to making any distributions to our stockholders. Following approval of the Plan by our stockholders, we will pay all expenses and known liabilities. If and to the extent deemed necessary, appropriate or desirable by our Board of Directors, we may also establish a reserve (a "Contingency Reserve") to provide for any contingent liabilities and obligations. We are currently unable to estimate with precision the amount of any Contingency Reserve which may be required, and there can be no assurance that the Contingency Reserve will be sufficient. We will distribute to our stockholders pro rata any portion of the Contingency Reserve which we determine no longer to be required, and any

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portion of the Contingency Reserve remaining after the liabilities, expenses and obligations for which it may be established have been satisfied in full.

        Because of the uncertainties as to the ultimate settlement amount of our liabilities, it is impossible to predict with certainty the aggregate net values which will ultimately be distributed to our stockholders should the Plan of Liquidation be approved. Claims, liabilities and expenses from operations relating to dissolution of Digital Lava (including operating costs, salaries, income taxes, payroll and local taxes, legal and accounting fees and miscellaneous expenses) will reduce the amount of assets available for ultimate distribution to stockholders. However, based upon information presently available to us, assuming the close of the sale of substantially all of our assets to IVT, and assuming no unanticipated claims, litigation or other material adverse events, we estimate that our stockholders are likely to receive up to $0.05 per share from the distribution of net available assets. Although our Board of Directors has not established a firm timetable for distributions to stockholders if the Plan is approved by the stockholders, we anticipate that we will make an initial distribution of available assets to stockholders by December 31, 2001. We anticipate that the remaining liquidation proceeds, if any, will be distributed over a period of three years. The actual nature, amount and timing of any distributions will be determined by our Board of Directors in its sole discretion and could differ substantially from our current estimates. See the "Special Note Regarding Forward Looking Statements" and "Risk Factors" below.

        If all of our assets are not distributed within three years after the date our Certificate of Dissolution is filed with the State of Delaware, we will transfer our remaining assets to a liquidating trust. In such event, the holders of our common stock would receive beneficial interests in the liquidating trust, which would be recorded in the names of such stockholders at such date and would not be transferable except by will, intestate succession or operation of law.

        We will close our stock transfer books and discontinue recording transfers of shares of our common stock on the record date fixed by our Board for filing the Certificate of Dissolution (the "Final Record Date"), and, thereafter, certificates representing shares of our common stock will not be assignable or transferable on the books of Digital Lava except by will, intestate succession or operation of law. After the Final Record Date, Digital Lava will not issue any new stock certificates, other than replacement certificates. Any person holding options, warrants or other rights to purchase common stock must exercise such instruments or rights prior to the Final Record Date. We anticipate that no further trading of our shares will occur on or after the Final Record Date.

        Our Board of Directors may modify, amend or abandon the Plan at any time, notwithstanding stockholder approval, to the extent permitted by Delaware law.

                SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

        This prospectus supplement contains forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and variations of these words or similar expressions are intended to identify forward-looking statements. Additionally, statements concerning future matters such as stockholder approval of the Plan or the Asset Sale, our ability to consummate the Asset Sale, the amount or sufficiency of any contingency reserve, the likelihood of stockholder value resulting from the sale of our assets, or the amount of any possible liquidating distributions and other statements regarding matters that are not historical are forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in

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"Risk Factors" below. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                  RISK FACTORS

OUR ESTIMATES MAY NOT BE ACCURATE.

        Statements concerning the value of our net assets, the liquidation value per share of common stock as compared to our market price absent the proposed liquidation, and the likelihood of stockholder value resulting from the sale of our assets are based upon estimates which may not be accurate. The methods used by Digital Lava in estimating the value of our assets do not result in an exact determination of value nor are they intended to indicate definitively the amount a stockholder will receive in liquidation. Specifically, estimates regarding final proceeds from the sale of assets to IVT or to any other third party acquirors are subject to many variables and will not be determined with certainty until the settlement of all remaining liabilities. Our estimates do not take into account the effects of any litigation that may be filed against us, which would affect the availability, amount and timing of any distributions to stockholders. Our estimates of our liabilities and operating costs may not prove to be accurate, and those estimates are subject to numerous uncertainties beyond our control and also do not reflect any contingent liabilities that may materialize. No assurance can be given that the amount to be received in liquidation will equal or exceed the price or prices at which our common stock has recently traded or may trade in the future.

STOCKHOLDERS MAY BE LIABLE TO CREDITORS OF DIGITAL LAVA FOR UP TO AMOUNTS RECEIVED FROM US IF OUR RESERVES ARE INADEQUATE.

        If the stockholders approve the Plan, we will file a Certificate of Dissolution with the State of Delaware to dissolve Digital Lava. Pursuant to the Delaware General Corporation Law (the "DGCL"), Digital Lava will continue to exist for three years after the dissolution becomes effective or for such longer period as the Delaware Court of Chancery shall direct, for the purpose of prosecuting and defending suits against us and enabling us gradually to close our business, to dispose of our property, to discharge our liabilities and to distribute to our stockholders any remaining assets. Under the DGCL, if Digital Lava fails to create an adequate contingency reserve for payment of expenses and liabilities during this three-year period, each stockholder could be held liable for payment to Digital Lava's creditors of such stockholder's pro rata share of amounts owed to creditors in excess of the contingency reserve. The liability of any stockholder would be limited to the amounts previously received by such stockholder from Digital Lava (and from any liquidating trust). Accordingly, in this event a stockholder could be required to return all distributions previously made to such stockholder. As a result, a stockholder could receive nothing from Digital Lava under the Plan. Moreover, in the event a stockholder has paid taxes on amounts previously received, a repayment of all or a portion of such amount could result in a stockholder incurring a net tax cost if the stockholder's repayment of an amount previously distributed does not cause a commensurate reduction in taxes payable. There can be no assurance that the contingency reserve we establish will be adequate to cover any expenses and liabilities.

IF WE FAIL TO RETAIN THE SERVICES OF CURRENT KEY PERSONNEL, THE PLAN MAY NOT SUCCEED AND WE MAY NOT BE ABLE TO CONSUMMATE THE ASSET SALE.

        Our ability to wind up our business and affairs, sell and liquidate our assets, pay our creditors and make distributions to stockholders in accordance with the Plan, as well as our ability to consummate the Asset Sale, depends in large part upon our ability to retain the services of our current personnel. The retention of personnel is particularly difficult under our current circumstances. For this reason, we have
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provided for, and entered into an agreement with IVT for, certain severance arrangements with key officers and employees.

OUR STOCK TRANSFER BOOKS WILL CLOSE ON A FINAL RECORD DATE, AFTER WHICH IT WILL NOT BE POSSIBLE FOR STOCKHOLDERS TO TRADE IN OUR STOCK.

        We intend to close our stock transfer books and discontinue recording transfers of our common stock at the close of business on the record date fixed by our Board for filing the Certificate of Dissolution. Thereafter, certificates representing our common stock will not be assignable or transferable on our books except by will, intestate succession or operation of law. The proportionate interests of all of our stockholders will be fixed on the basis of their respective stock holdings at the close of business on such final record date, and any distributions made by Digital Lava thereafter will be made solely to the stockholders of record at the close of business on such final record date (except as may be necessary to reflect subsequent transfers by will, intestate succession or operation of law).

IF DIGITAL LAVA'S STOCKHOLDERS DO NOT APPROVE THE PLAN AND THE ASSET SALE, WE WILL LIKELY NOT BE ABLE TO CONTINUE AS A GOING CONCERN.

        If the Plan of Liquidation is not approved, then no immediate distributions of cash will be made to stockholders and the Asset Purchase Agreement between Digital Lava and IVT will automatically terminate. Under such circumstances we will likely not be able to continue as a going concern. We would have insufficient cash to continue normal operations and would likely become insolvent in the very near future. In such event we would be required to cease operations and file Chapter 7 bankruptcy proceedings.

EVEN IF DIGITAL LAVA'S STOCKHOLDERS APPROVE THE PLAN AND THE ASSET SALE, THE ASSET SALE MAY NOT BE COMPLETED AND THE VALUE OF OUR ASSETS COULD BE SIGNIFICANTLY DIMINISHED. THE COMPLETION OF THE ASSET SALE IS SUBJECT TO NUMEROUS CONDITIONS.

        Even if a majority in interest of our stockholders votes to approve the Asset Sale, we cannot guarantee that the Asset Sale will be completed. If it is not completed, we would likely not be able to sell our assets to another buyer on terms as favorable as those provided in the Asset Purchase Agreement, or at all, which would mean that fewer or no assets would be available for distribution to our stockholders than if the Asset Sale had been completed.

IF THE ASSET PURCHASE AGREEMENT IS TERMINATED UNDER CERTAIN CIRCUMSTANCES, WE WILL INCUR SUBSTANTIAL COSTS.

        If we terminate the Asset Sale in order to consummate an alternative transaction which our Board in its good faith reasonable judgment determines would be more favorable to Digital Lava or our stockholders, and there is a sale of Digital Lava stock or all or substantially all of Digital Lava's assets within twelve months following the date of such termination, then IVT will be entitled to a $250,000 payment from Digital Lava upon the closing of such sale.

STOCKHOLDERS WILL NOT HAVE ANY APPRAISAL RIGHTS IN CONNECTION WITH THE PLAN OF LIQUIDATION OR THE ASSET SALE.

        Under Delaware law, the stockholders of Digital Lava are not entitled to appraisal rights for their shares of common stock in connection with the transactions contemplated by the Plan of Liquidation or the Asset Purchase Agreement.